EXHIBIT A

FPA TERMINATION AGREEMENT

TERMINATION AGREEMENT

This **TERMINATION AGREEMENT** (this "**Termination Agreement**"), dated as of June 30, 2026, is entered into by and among **Sylebra Capital LLC** ("**Buyer**"), **Apollo Capital Management, L.P.** ("**ACM**"), **Apollo Credit Strategies Master Fund Ltd.**, **Apollo Credit Strategies Absolute Return Aggregator B, L.P.**, **Apollo Accord+ II Aggregator B-2, L.P.**, and **Apollo PPF Credit Strategies, LLC** (collectively, the "**Sellers**" and, together with Buyer and ACM, the "**Parties**").

RECITALS

WHEREAS, the Parties are party to that certain Securities Forward Purchase Agreement, dated as of November 5, 2025 (the "**FPA**"), pursuant to which the Sellers agreed to sell, and Buyer agreed to purchase, certain 4.375% Convertible Senior Notes due 2032 issued by Aeva Technologies, Inc.;

WHEREAS, the Delivery Date under the FPA was March 1, 2026 and no purchase or sale was consummated thereunder; and

WHEREAS, pursuant to Section 7 of the FPA, Buyer has the right to terminate the FPA in its sole discretion, and Buyer hereby elects to do so, with the consent of the Sellers and ACM as set forth herein.

NOW, THEREFORE, the Parties agree:

1. Termination. Effective upon execution and delivery of this Termination Agreement by the Parties (the "**Effective Time**"), the FPA is hereby terminated in its entirety pursuant to Section 7 thereof and shall be of no further force or effect. The Parties acknowledge that the transactions contemplated by the Contribution Agreement, dated as of June 30, 2026, among certain Apollo entities, the Sylebra funds party thereto, and Sylebra Partners GP, LLC, are separate from and do not constitute an amendment, restatement, extension, or consummation of the FPA.

3. No Surviving Obligations. No provision of the FPA shall survive the Effective Time.

4. Governing Law. This Termination Agreement shall be governed by the laws of the State of New York, without regard to conflicts of law principles.

5. Notices. Notices to any Party shall be delivered to the address set forth on such Party's signature page hereto, in writing, by hand, overnight courier, or email, and shall be effective upon receipt.

6. Counterparts; Electronic Signatures. This Termination Agreement may be executed in counterparts, including by electronic signature, each of which shall be deemed an original.

7. Entire Agreement. This Termination Agreement is the entire agreement among the Parties with respect to the subject matter hereof.

[Signature pages follow]